VIA EDGAR AND FEDEX OVERNIGHT

Brian Fetterolf

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

October 24, 2024

Re:	Smart Rx Systems, Inc.

Offering Statement on Form 1-A

Filed April 18, 2024

File No. 024-12426

Dear Mr. Fetterolf:

This letter is submitted on behalf of Smart Rx Systems, Inc., a Florida corporation (the “Issuer”). We are submitting this following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated May 13, 2024 (the “Comment Letter”) to the Issuer’s Offering Statement on Form 1-A filed on April 18, 2024 (“New Form 1-A”). Issuer filed a new Offering Statement Amendment on Form 1-A on October 22, 2024 (“New Form 1-A”). Page references contained herein refer to the Issuer’s New Form 1-A filed concurrently with this letter.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold and is followed by the corresponding response of the Issuer.

Cover Page

1.	We note your disclosure that "[t]he Company reserves the right to increase the Offering Amount to $75,000,000 in the Company’s sole discretion." Please provide us with your analysis as to how a contemplated upsizing of your offering to $75,000,000 complies with Rules 251 and 253 of Regulation A. In particular, refer to the Note to Paragraph (B) of Rule 253.

The Issuer has revised the disclosure in the Offering Statement to reflect that the Issuer may increase the Offering Amount via a post-qualification amendment qualified by the Commission in accordance with Rule 253 of Regulation A.

"We had to terminate our previously qualified offering statement at the request of the SEC ",

2.	Please revise this risk factor heading to highlight that you were previously ineligible to offer securities under Regulation A due to your failure to meet your periodic and current reporting obligations, as well as your failure to satisfy the continuous offering requirements of Regulation A. Revise your statement that the SEC requested that you terminate your previously qualified offering statement, as you were asked to withdraw anamendment to your previously qualified offering statement due to your ineligibility to conduct an offering under Regulation A and failure to meet the continuous offering requirements. Revise the risk factor to highlight such failures to provide investors in this offering with a complete picture of the risks related to an investment in your company.

The Issuer has revised the risk factor on page 28 of the New Form 1-A in accordance with the Commissioner’s comments above.

Dilution, page 31

3.	Please revise to update your disclosure here to discuss the current state of your business, as it appears you only discuss issuances through 2021 as opposed to through the past year. In this regard, your disclosure on page 38 continues to indicate that certain directors and officers made contributions entitling them to common stock in 2022, 2023 and 2024 pursuant to the various maturity dates up until February 15, 2024. Your disclosure on page 71 also indicates you granted certain directors shares in 2023. Refer to Item 4 of Form 1- A.

The Issuer has updated the New Form 1-A to reflect the current state of the Issuer’s business. A summary of all contributions from directors and officers entitling them to common stock is disclosed on pages 38, 55, and 69.

General

4.	We note your cover page disclosure that “[t]he Company may apply for listing on a national securities exchange . . . , once we have raised net proceeds of $40,000,000 during the continuation of this Offering” However, you disclose on page 81 that “[w]e do not intend to have our Series REG A shares, nor our Class REG A shares, to be traded publicly at the conclusion of this Offering.” Please revise to reconcile these disclosures.

The Issuer has updated the disclosure on the cover page and page 81 to reflect that prior to any Planned IPO/RPO, we plan to convert the Class REG A shares to Planned Listing Shares and the Series REG A shares will either be redeemed or will be converted to Planned Listing Preferred Shares prior to being listed on a national exchange. Therefore, neither the Class REG A shares nor the Series REG A shares will ever be publicly traded. The Planned Listing Shares and the Planned Listing Preferred Shares may be publicity listed upon a Planned IPO/RPO, if at all. See a full description below:

“At the time of the Planned Listing, if any, we plan to convert all the then outstanding classes of common stock of the Company into one class of common stock, the Planned Listing Shares or the PLS. At the time of the Planned IPO/RPO, other than some outstanding Original Series Preferred

Shares and any shares of Series Reg A shares redeemed, we plan to convert the remaining then outstanding preferred stock of the Company into one series of preferred stock, the Planned Listing Preferred Shares or the PLPS. The conversion of shares will be in accordance with the conversion rights associated with their respective class or series. However, we cannot guarantee that we will be able to apply for or succeed in listing all or any of our PLS and PLPS on a national securities exchange such as the NYSE American, the NASDAQ Capital Market or the NYSE Chicago. Please see the section entitled “SECURITIES BEING OFFERED – Conversion Rights” of this Offering Circular for additional information.

Series REG A shares are expected to be redeemed by available proceeds to the Company from the Planned IPO/RPO. If the Series REG A shares have not been fully redeemed with the available proceeds from the Planned IPO/RPO, the remaining Series REG A shares are planned to be converted to PLPS and listed on a national securities exchange such as the NYSE American, the NASDAQ Capital Market or the NYSE Chicago, if at all.

Each share of Class REG A is expected to be converted into five shares of PLS to be listed on a national securities exchange such as the NYSE American, the NASDAQ Capital Market or the NYSE Chicago, if at all.”

In connection therewith, the terms of the redemption are unclear. On page 87, you state that “A partial Redemption is expected by the Company for the Existing Series’ outstanding Preferred Non-Voting Shares from the Proceeds of this REG A Offering . . . .” However, you also state that "Full Redemption is expected by the Company because the Proceeds of the Maximum of this Offering, $50,000,000, should produce sufficient cash flow . . . .” Revise to reconcile.

We have revised the disclosure on page 87 to clarify that a full redemption of the preferred stock of the Issuer is expected upon an IPO/RPO. This redemption would include the Planned Listing Preferred Shares (converted from the Series REG A shares at such IPO/RPO).

5.	We note that you have included the audited financial statements for your fiscal year ended December 31, 2022 and 2021, as well as the unaudited interim financials as of June 30, 2023. Please file the audited financial statements as of the most recently completed fiscal year end in accordance with paragraphs (b)(3)(A), (b)(4) and (c) of Part F/S of Form 1-A. Update your Management's Discussion and Analysis of Financial Condition and Results of Operation in accordance with Item 9 of Form 1-A, as well as throughout the offering circular as appropriate.

The Issuer has included the audited financial statements for our fiscal year ended December 31, 2023 and updated the Management’s Discussion and Analysis of Financial Condition and Results of Operating as applicable. The Issuer has also included the unaudited interim financial statements for the six months ended June 30, 2024 because the New Form 1-A is being filed more than nine (9) months after December 31, 2023.

Please feel free to contact me at (804) 420-6018 for any questions or comments related to this letter.

Very truly yours,

/s/ Tom Voekler

Tom Voekler

cc: Santu Rohatgi